United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

2

Ferro Carvão Fluvial Water Treatment Plant (ETAF, Estação de Tratamento de Água Fluvial) Vale’s Performance in 2Q19 Rio de Janeiro, August 1st, 2019

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the Brazilian Comissão MarchésFinanciers U.S. Securities and Exchange de Valores Mobiliários (CVM), (AMF)andinparticularthe Commission (SEC), the the French Autorité des factorsdiscussedunder “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.” DAisgcelanimdear

1. Opening remarks 2. Highlights of Vale’s performance in 2Q19 3. Capital Allocation 4. Business segment performance Agendaa

Opening remarks

5 2Q19 Results: A transitional quarter EduardoBartolomeo, Chief and Executive Officer, commented: "As we progress towardsfull effective reparation, 2Q19 has been a transitional quarter for the business, with the Brumadinho dam rupture stillimpactingvolumes,costsandexpenses,howeverourresponse started to bear fruit to ensure the safety of people and of the company’s operations,as well as to reduce uncertainties and todeliver sustainable results through the supply of a high-quality product portfolio, which will already be reflected in the next quarter.”

6 Vale is committed to repairing damages People • We established an agreement with the Public Ministry of Labor of Minas Gerais for the quick and fair indemnification of families of workers deceased. • In 2Q19, around US$ 200 million was paid in legal agreements, as well as financial contributions to Brumadinho, municipalities and public entities of Minas Gerais. Environment • The Ferro-Carvão stream water treatment station is operating (picture). Infrastructure • Around 700 km of roads in the region will be maintained and improved. The new Alberto Flores bridge is concluded.

7 Our safety and risk management has been strengthened • New Safety and Operational Excellence Executive Director, acting independently with direct report to the CEO. • Decharacterization of 2 dams in the first half of 2020 - Fernandinho and 8B. • The emergency level was reduced for the Vargem Grande dam. • The Geotechnical Monitoring Center works 24 hours a day (picture). • Investments in video surveillance systems, radars, drones and satellite tracking are accelerating.

8 We move forward with our strategic pillars Vale Day 2018 New Pillars Maximize flight to quality in Iron Ore Resumption of the Brucutu mine operation and part of the dry processing production in Vargem Grande. Discipline in capital allocation Our cash generation enabled the resumption of our debt reduction path and strengthened our balance sheet. Base Metals transformation We expect to achieve the first consistent results in Base Metals transformation starting from 4Q19. Our actions must reflect our New Pact with Society. We want to restore society's confidence in our ability to operate with safety while creating shared value. New Pact with society Safety and Operational Excellence The new Safety and Operational Excellence Department, acting independently, strengthens our strategic pillar and our safety and risk management governance.

9 We move towards greater reliability Reduction of uncertainties is ongoing  Better safety and risk management  Resuming production  Increased predictability of expenses with Brumadinho Capital allocation  Strengthen our balance sheet further

Highlights of Vale’s performance in 2Q19

11

Progress was made in 2Q19 for reducing uncertainties

Production volumes


Mt
93
30
12
~ 50
20
~ 30
Halted production 1Q19
Brucutu
Vargem Grande DP¹ production
Currenty halted production
Expected DP¹ to be resumed starting by the end of 2019
To be recovered in 2-3 years

Provisions for all categories of Brumadinho

Total provision of **US$ 1.374 billion** recorded in 2Q19

(i) US$ 1.190 billion related to **environmental** measures and related agreements

(ii) US$ 98 million related to the **decommissioning** or de-characterization of other small structures not considered in 1Q19

(iii) US$ 86 million revision of the provision related to the **Framework Agreements**, including the compensation for collective moral damages, which is part of the terms and conditions set in the **agreement** recently signed with the **Public Ministry of Labor** (Ministério Público do Trabalho – MPT)

[1] Dry Processing

12 EBITDA proforma increased in 2Q19 due to higher prices and higher Ferrous sales volumes US$ millions 187 Proforma 1Q19 EBITDA¹ Increase in Brumadinho lost sales² Increase in Brumadinho stoppage expenses³ Prices Ferrous offset volumes 4 Others Proforma Provisions and EBITDA 2Q19 2Q19 EBITDA¹reparation expenses of Brumadinho 5 1 Net of Brumadinho provisions. 2 Difference between effects of 1Q19 (US$ 290 million) and 2Q19 (US$ 934 million). 3 Difference between effects of 1Q19 (US$ 160 million) and 2Q19 (US$ 364 million). 2Q19 expenses are related to operations stop pages (US$ 238 million) and extraordinary logistics expenses (US$ 126 million). 4 Iron ore and pellets sales volumes excluding volume losses in Brumadinho. 5 Out of which US$ 1.374 billion are related to provisions and US$ 158 million to ongoing reparation expenses. 4,630 4,101 204 3,098 822 644 1,532 742

13 FCF in 2Q19 was driven by higher prices and by the impact of higher sales volumes on revenues and costs US$ million 87 237 1,093 359 730 222 335 2,221 1,181 3,098 1,040 EBITDA 2Q19 Provisions, non-cash¹ Working capital Interest on loans Income taxes & Refis settlement program Capex Brumadinho expenses Others² Free cash flow from operations Debt repayment and others³ Free cash flow ¹ Includes US$ 1.374 billion of provisions related to Brumadinho and US$ 281 million of provision reversal of contingencies not related to Brumadinho. ² Includes derivatives, Samarco, dividends and interest on capital paid to noncontrolling interest and others. ³ Includes US$ 1.3 billion of net debt repayment and US$ 0.1 billion release of frozen funds up to June 30 th, 2019.

Capital allocation

15 Cash generation in the quarter enabled to resume the trajectory of debt reduction reaching US$ 9.7 billion in 2Q19 Net debt / LTM1 EBITDA Ratio 2Q18 3Q18 4Q18 1Q19 2Q19 1 LTM – last twelve months As a result of recent court decisions and agreements, R$ 5 billion that were frozen were replaced by other financial guarantees and R$ 1.6 billion were released, leading to a proforma net debt of US$ 8.0 billion Average cost of debt: 4.96% per annum Average maturity: 8.4 years 1.0 0.9 0.7 0.7 0.6 LTM EBITDA / LTM gross interest: 10.4x Net debt in 2Q19: US$ 9.726 billion

16 Recent decisions authorized Vale to replace the R$ 5 billion that were frozen by other financial guarantees and to release R$ 1.6 billion R$ billion Total blocked funds Other financial guarantees Blocked cash + judicial deposits¹ 16.8 1Q19 MPMG² - Evacuation in Macacos community MP³, Federal Govern and State of Minas Gerais MPMG² - Evacuation of Sul Superior dam MPMG² - Environmental and socioeconomic impact Public Ministry of Labor Aug/19 1 Notional value. ² Public Ministry of Minas Gerais (“Ministério Público de Minas Gerais – MPMG”). ³ Public Ministry (“Ministério Público – MP”). 13.0 11.3 of R$ 5 billion guarantees 5.8 5.5 3.8 Replacement cash for other Replacement of R$ 500 million cash for other guarantees 1.6 2.9 1.0

17 Gross debt reduced by US$ 1.3 billion as a result of net debt repayments of US$ 1.3 billion primarily related to new credit lines raised in 1Q19 Gross debt US$ billion Gross debt amortization schedule1 US$ billion 15.6 1.2 1.2 0.4 2019 2020 2021 20222023 onwards Gross debt 65% of our debt settlement will occur after 2023 4Q18 1Q19 2Q19 1 As of June 30th, 2019. Does not include accrued charges. 10.2 2.5 17.051 15.790 15.466

Business segment performance

18 Ferrous Minerals EBITDA was higher than 1Q19 despite the impacts of abnormal rains and events following the Brumadinho dam rupture US$ million 309 132 EBITDA 1Q19 Increase inIncrease in Brumadinho Brumadinho Prices Ferrous offset volumes³ Unit cash cost Others EBITDA 2Q19 lost sales¹ stoppage expenses² 1 Difference between effects of 1Q19 (US$ 290 million) and 2Q19 (US$ 934 million). 2 Difference between effects of 1Q19 (US$ 160 million) and 2Q19 (US$ 364 million). 2Q19 expenses are related to operations stop pages (US$ 238 million) and extraordinary logistics disbursements (US$ 126 million). 3 Iron ore and pellets sales volumes excluding volume losses in Brumadinho. 4,223 3,602 204 904 644 742

20

Vale's iron ore CFR realized price was US$ 6.7/t higher than the market reference for the 62% Fe content, totaling US$ 106.8/t in 2Q19

US$/t, 2Q19


100.1
2.5
3.2
3.0
3.0
1.2
2.1
106.8
4.0
8.2
94.6
Average Platts 2Q19 (dmt)
Quality
Premium / discount and commercial conditions
Provisional prices in prior quarter[1]
Lagged Prices
Current
Provisional prices in current quarter[2]
CFR reference price (dmt)
Adjustment for FOB sales
Moisture
Vale CFR/FOB price (wmt)[3]
Impact of pricing system adjustments

[1] Adjustment as a result of provisional prices booked in 1Q19 at US$ 85.1/t.
[2] Difference between the weighted average of the prices provisionally set at the end of 2Q19 at US$ 109.9/t based on forward curves and US$ 100.1/t from the 2Q19 62% Fe reference price.
[3] Vale price is net of taxes.

21 C1 increased to US$ 17.6/t, but are expected to decrease about US$ 2.5/t in 3Q19 Iron ore fines cash cost US$/t, 2Q19 0.4 1.0 0.4 C1 1Q19 Consumption of Inventories FX Demurrage Third party prices & volumes Others C1 2Q19 1 Considering Exchange rate of BRL 3.85/USD in 3Q19. The normalized line-up of vessels at the Ponta da Madeira port combined with lower average production costs in May, June and July, will positively impact COGS in 3Q19, which will translate into a decrease of about US$ 2.5/t in iron ore C1 cash costs in 3Q19¹ 1.2 17.6 14.0 1.4

22 Stoppage and extraordinary logistics expenses related to Brumadinho amounted to US$ 5.7/t, but are expected to decrease by US$ 1.5/t in 3Q19 Stoppage expenses US$/t, 2Q19 Stoppage and extraordinary logistics expenses related to the Brumadinho dam rupture were US$ 3.0/t higher than 1Q19 mainly as a result of: i. a full quarter stoppage during 2Q19 (vs. about 2 months of stoppage in 1Q19) ii. provision of clients’ contractual claims and third-party railway take-or-pay contracts (MRS) Looking forward, unitary stoppage expenses may be reduced by about US$ 1.5/t in 3Q19¹ as a result of the restart of Brucutu and Vargem Grande operations and the dilution effect on the expenses of higher volumes 1Q19 2Q19 1 Considering Exchange rate of BRL 3.85/USD in 3Q19. 5.7 2.7

23

EBITDA break-even was still affected by the unfolding of Brumadinho, but it is expected to decrease in 3Q19 following C1 and expenses reductions

Iron ore and pellets EBITDA break-even

US$/t, 2Q19



17.6
16.5
3.5
1.0
5.7
4.0
5.7
42.6
5.7
36.8
C1 cash cost[1]
Freight
Royalties & expenses[2]
Distribution
Stoppage expenses[2] related to Brumadinho
Moisture
Quality
EBITDA break-even iron ore fines
Pellet adjustment
EBITDA break-even (pellets & fines)
Cost landed in China

[1] Ex-ROM

[2] Net of depreciation and includes dividends received.

24 Base Metals EBITDA was impacted mainly by lower copper prices, as well as by lower VNC production resulting in lower fixed costs dilution Base Metals EBITDA US$ million Highlights 2Q19 Base Metals operations in the North Atlantic achieved solid performance in the mine-mill-smelting activities in 2Q19. In turn, nickel refining activities were affected by scheduled and unscheduled maintenances which also led to lower cobalt, gold, silver and PGMs’ feed reducing overall by-product credits In the upcoming quarters, the performance of the North Atlantic mines in 2Q19 shall be reflected in the refineries’ post-maintenance output in 2H19 2Q18 1Q19 2Q19 778 505 465

25 Coal EBITDA was mainly impacted by lower sales volumes and prices for metallurgical and thermal coal Coal Adjusted EBITDA US$ million Highlights 2Q19 2019 has been a challenging year for the Coal business. Despite some initiatives that resulted in a better availability of mine equipment and an increase in tonnage moved, the lower ROM quality and mix gathered during the opening of new mine sections and higher maintenance at processing plants led to the review of the production guidance and the reassessment of mining plans 2Q18 1Q19 2Q19 45 -69 -106

Additional information

27 Capex Project execution and sustaining capex US$ million 2Q19 Highlights Investments totaled US$ 730 million in 2Q19, consisting of US$ 130 million in project execution and US$ 600 million in maintenance of operations The Northern System 240 Mtpy project continued to progress with hiring of contractors and the development of detailed engineering, as well as receiving part of the crushers and mobile equipment throughout 2Q19 730 705 The Salobo III project concluded the earthworks in the crushing and plant areas 2Q18 1Q19 2Q19 Project execution Sustaining 600 500 611 512 205 130 99

28 Iron ore and pellets sales volumes and sales mix composition Iron ore¹ and pellets sales volumes (Mt) Iron ore sales product mix (%) Premium products² Other products³ Pellets Iron Ore 2Q18 1Q19 2Q19 2Q18 1Q19 2Q19 1 Iron ore fines including ROM ² Composed by pellets, Carajás, Brazilian Blend Fines (BRBF), pellet feed and Sinter Feed Low Alumina (SFLA) ³ Composed by standard sinter feed, lump and high silica 13.2 12.3 8.8 61.9 73.3 55.4 77% 81% 86% 23% 19% 14%

29 Iron ore pricing systems Impact of pricing mechanisms US$/t Pricing system breakdown (%) Lagged Current Provisional Provisional - prior quarter Lagged 4.2 3.0 -1.1 -3.0 2Q19 1Q19 2Q19 1Q19 Current Provisional - current quarter 2.1 0.3 -0.1 -1.2 1Q19 2Q19 1Q19 2Q19 2Q18 1Q19 2Q19 28% 13% 22% 78% 67% 61% 11% 11% 9%

30 Nickel premium/discount by product and sales product mix Nickel premium/discount by product and average aggregate premiums (US$/t) Nickel sales product mix (%) Class I Class II battery-suitable Class II Intermediates Class I Class II Battery-suitable Class II Intermediates Vale's average Other timing and Vale's average aggregate pricingaggregate adjustmentspremium after adjustments 2Q18 1Q19 2Q19 60% 58% 66% 25% 26% 21% 10% 7% 6% 7% 7% 7% 1,090 100 619 519 -2,550 -70 -200

31 Price realization – copper operations US$/t, 2Q19 61 Average LME copper price Current period price adjustments Copper gross realized price Prior period price Copper realized price TC/RCs, penalties, premiums and discounts Average copper realized price adjustments before discounts 6,113 6,174409 5,765566 5,199

32 Price realization – metallurgical coal US$/t, 2Q19 1.9 3.8 - - Average reference price 2Q19 Portfolio & quality Premium, discounts & commercial conditions Provisional prices in prior quarters Lagged and current prices Provisional prices in current quarters Freight differential Vale price 2Q19 Impact of pricing system adjustments 203.2 3.8 186.7 14.6

33 Price realization – thermal coal US$/t, 2Q19 4.6 0.4 0.3 2.3 0.1 Average reference price 2Q19 Portfolio & quality Premium, discounts & commercial conditions Provisional prices in prior quarters Lagged and current prices Provisional prices in current quarters Freight differential Vale price 2Q19 Impact of pricing system adjustments 66.0 - 59.1

34 Debt position breakdown Debt breakdown by instrument (%) Debt breakdown by currency (after hedge) (%) 10% 18% 18% 18% 71% 64% Development Agencies Bank Loans Capital Markets Hedge to USD USD BRL Others

VALE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: August 1st, 2019		Director of Investor Relations